Exhibit 12.1

AmerisourceBergen Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,					For the Six Months Ended March 31,
(in thousands, except ratios)	2001	2002	2003	2004	2005	2005	2006
Determination of earnings:
Income from continuing operations before income taxes and cumulative effect of change in accounting	$202,094	$569,231	$729,146	$770,899	$468,825	$277,170	$355,716
Add:
Loss (income) on equity investments	10,866	605	6,918	(8,539)	(929)	(1,044)	(2,530)
Fixed charges (excluding capitalized interest)	50,093	147,995	152,885	123,586	82,579	45,631	35,462
Amortization of capitalized interest	—	18	18	46	691	357	412

Total earnings available for fixed charges	$263,053	$717,849	$888,967	$885,992	$551,166	$322,114	$389,060

Fixed charges:
Interest expense	$47,853	$142,346	$147,567	$117,923	$76,394	$42,570	$31,921
Capitalized interest	—	365	101	3,054	6,175	3,167	1,252
Estimated interest portion of rent expense	2,240	5,649	5,318	5,663	6,185	3,061	3,541

Total fixed charges	$50,093	$148,360	$152,986	$126,640	$88,754	$48,798	$36,714

Ratio of earnings to fixed charges	5.3	4.8	5.8	7.0	6.2	6.6	10.6

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